Sapiens International Corporation N.V.

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

July 24, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Office of Information Technologies and Services Matthew Derby, Staff Attorney

Re:	Sapiens International Corporation N.V.
Registration Statement on Form F-3 Filed on July 11, 2019 File No. 333-232599

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sapiens International Corporation N.V. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-232599) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on Friday, July 26, 2019, or as soon thereafter as may be practicable.

Please contact Jonathan M. Nathan, Adv. of Meitar Liquornik Geva Leshem Tal at +972-3-610-3182 with any questions you may have concerning this request. In addition, please notify Mr. Nathan when this request has been granted.

Very truly yours,

Sapiens International Corporation N.V.

By:	/s/ Roni Giladi
Name: Roni Giladi
Title: Chief Financial Officer

cc:	Mike Rimon

Jonathan M. Nathan

(Meitar Liquornik Geva Leshem Tal, Law Offices)